UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Publication of Circular and Notice of General Meeting

LONDON - 28 August 2020: On 24 August 2020, the Board of Pearson plc ("Pearson") announced the prospective appointment of Andy Bird as Pearson's new Chief Executive and its intention to seek shareholder approval for an amendment to Pearson's Directors' Remuneration Policy to permit the grant of a co-investment share award to be made to him.
Further to that announcement, Pearson announces that it has today published a circular (the "Circular") outlining the details of the co-investment award, the necessary shareholder resolution to be considered at the General Meeting and the Notice of General Meeting. The Circular will be distributed to Pearson shareholders together with a form of proxy for the General Meeting.

The General Meeting will be held at the offices of Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London, EC4Y 1HS at 12 noon on Friday, 18 September 2020. Please note that this is a closed meeting due to COVID-19 restrictions. No shareholders are permitted to attend and instead are encouraged to vote their shares by proxy and submit any questions they have in accordance with the instructions set out in the notes to the Notice of General Meeting.  The voting results of the resolution proposed at the General Meeting will be announced as soon as possible after the General Meeting.

A copy of the Circular is available on Pearson's website: https://www.pearson.com/investors.html  and will also be submitted to, and will shortly be available for inspection at the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Unless stated otherwise, capitalised terms used in this announcement shall have the same meanings as in the Circular.

Contacts
Investor Relations	Jo Russell Anjali Kotak Teddy Symington	+44 (0) 7785 451 266 +44 (0) 7802 890 724 +44 (0) 7443 354 088
Media	Tom Steiner Gemma Terry	+44 (0) 7787 415 891 +44 (0) 7841 363 216
Brunswick	Charles Pretzlik, Nick Cosgrove, Simone Selzer	+44 (0) 207 404 5959

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 28 August 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary